ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Three and Six Months ended June 30, 2023

ALAMOS GOLD INC.
For the Three and Six months ended June 30, 2023

2023 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated July 25, 2023, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated. References to CAD $ represents Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 37.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. In addition, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2023 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Financial Results (in millions)
Operating revenues	$261.0	$191.2	$512.5	$375.7
Cost of sales (1)	$157.8	$151.9	$313.0	$287.4
Earnings from operations	$88.6	$25.7	$163.6	$20.0
Earnings before income taxes	$92.1	$30.2	$164.3	$15.9
Net earnings (loss)	$75.1	$6.4	$123.5	($2.1)
Adjusted net earnings (2)	$59.3	$29.3	$104.7	$47.3
Earnings before interest, taxes, depreciation and amortization (2)	$138.9	$92.0	$258.8	$154.9
Cash provided by operations before working capital and taxes paid (2)	$138.3	$85.3	$265.5	$156.2
Cash provided by operating activities	$141.8	$75.7	$236.1	$122.2
Capital expenditures (sustaining) (2)	$23.4	$20.1	$50.3	$42.7
Capital expenditures (growth) (2) (3)	$49.8	$43.3	$101.8	$101.9
Capital expenditures (capitalized exploration) (4)	$7.0	$5.6	$11.9	$11.7
Free cash flow (2)	$61.6	$6.7	$72.1	($34.1)
Operating Results
Gold production (ounces)	136,000	103,900	264,400	202,800
Gold sales (ounces)	131,952	102,164	264,620	200,630
Per Ounce Data
Average realized gold price	$1,978	$1,871	$1,937	$1,873
Average spot gold price (London PM Fix)	$1,976	$1,871	$1,933	$1,874
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,196	$1,487	$1,183	$1,432
Total cash costs per ounce of gold sold (2)	$847	$895	$834	$943
All-in sustaining costs per ounce of gold sold (2)	$1,112	$1,170	$1,144	$1,264
Share Data
Earnings (loss) per share, basic and diluted	$0.19	$0.02	$0.31	($0.01)
Adjusted earnings per share, basic (2)	$0.15	$0.07	$0.27	$0.12
Weighted average common shares outstanding (basic) (000’s)	395,346	391,761	394,657	391,837
Financial Position (in millions)
Cash and cash equivalents (5)			$188.6	$129.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Comparative cash and cash equivalents balance as at December 31, 2022.

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2023 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gold production (ounces)
Young-Davidson	45,200	46,400	90,200	98,300
Island Gold	30,500	37,300	63,400	61,800
Mulatos District(7)	60,300	20,200	110,800	42,700
Gold sales (ounces)
Young-Davidson	43,570	46,662	89,246	98,187
Island Gold	28,183	36,797	61,910	60,165
Mulatos District	60,199	18,705	113,464	42,278
Cost of sales (in millions)(1)
Young-Davidson	$59.3	$59.8	$121.2	$124.4
Island Gold	$27.6	$32.0	$58.5	$56.2
Mulatos District	$70.9	$60.1	$133.3	$106.8
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,361	$1,282	$1,358	$1,267
Island Gold	$979	$870	$945	$934
Mulatos District	$1,178	$3,213	$1,175	$2,526
Total cash costs per ounce of gold sold (2)
Young-Davidson	$955	$866	$948	$852
Island Gold	$678	$590	$651	$650
Mulatos District	$847	$1,566	$843	$1,568
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,212	$1,087	$1,222	$1,064
Island Gold	$1,072	$848	$1,016	$939
Mulatos District	$894	$1,636	$903	$1,717
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions)(2)
Young-Davidson (4)	$13.5	$13.1	$30.9	$35.8
Island Gold (5)	$54.7	$29.3	$111.7	$62.7
Mulatos District (6)	$6.5	$21.3	$12.2	$47.3
Other	$5.5	$5.3	$9.2	$10.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.2 million and $2.6 million for the three and six months ended June 30, 2023 ($1.3 million and $2.3 million for the three and six months ended June 30, 2022).
(5)Includes capitalized exploration at Island Gold of $3.0 million and $5.4 million for the three and six months ended June 30, 2023 ($4.1 million and $9.2 million for the three and six months ended June 30, 2022).
(6)Includes capitalized exploration at Mulatos District of $2.8 million and $3.9 million for the three and six months ended June 30, 2023 ($0.2 million for the three and six months ended June 30, 2022).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.
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2023 Management’s Discussion and Analysis
2023 Highlights

Second Quarter 2023
•Produced a record 136,000 ounces of gold, exceeding quarterly guidance of 120,000 to 130,000 ounces. This represented a 31% increase from the second quarter of 2022 and 6% increase from the first quarter of 2023 driven by strong production growth from the Mulatos District. The Company remains well positioned to achieve 2023 annual guidance
•Record free cash flow1 of $61.6 million reflecting strong operating results and margin expansion, as well as benefiting from the collection of sales tax receivables in Canada that had been temporarily delayed in the first quarter. The Company expects to continue generating strong free cash flow over the next several years while funding the Phase 3+ Expansion at Island Gold
•Generated record cash flow from operating activities of $141.8 million ($138.3 million, or $0.35 per share, before changes in working capital1)
•The Mulatos District produced 60,300 ounces, a 19% increase from the first quarter of 2023, and the highest level in 10 years, reflecting another solid quarter from La Yaqui Grande. The strong performance drove a 28% increase in mine-site free cash flow from the first quarter of 2023 to $47.0 million, bringing the first half total to $83.8 million
•Young-Davidson continues to perform well, producing 45,200 ounces, consistent with the first quarter of 2023, and generating record mine-site free cash flow1 of $35.4 million. Through the first half of the year, Young-Davidson generated $51.7 million of mine-site free cash flow and remains on track to generate over $100 million for the third consecutive year
•Island Gold produced 30,500 ounces and continues to self-finance the majority of the Phase 3+ Expansion. The Expansion is progressing well with the construction of the hoist house largely complete, the headframe well underway, and shaft sinking on track to start in the fourth quarter of 2023
•Sold 131,952 ounces of gold at an average realized price of $1,978 per ounce, for record quarterly revenues of $261.0 million. The average realized gold price was $2 per ounce above the London PM fix for the quarter
•Total cash costs1 of $847 per ounce were consistent with annual guidance, and all-in sustaining costs ("AISC"1) of $1,112 per ounce were below the low end of guidance and down 5% from the first quarter of 2023, reflecting low-cost production growth from La Yaqui Grande and lower sustaining capital
•Realized adjusted net earnings1 of $59.3 million, or $0.15 per share. Adjusted net earnings includes adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $13.4 million, and other gains totaling $2.4 million. Reported net earnings were $75.1 million, or $0.19 per share
•Paid a quarterly dividend of $9.9 million, or $0.025 per share (annualized rate of $0.10 per share)
•Cash and cash equivalents increased to $188.6 million, up from $133.8 million at the end of the first quarter, reflecting strong free cash flow. The Company remains debt free
•Completed the acquisition of Manitou Gold on May 23, 2023, adding significant exploration potential across the Michipicoten Greenstone Belt by more than tripling the regional land package adjacent to and along strike from Island Gold
•Provided an exploration update at Mulatos, further extending high-grade mineralization beyond Mineral Reserves and Resources at Puerto Del Aire ("PDA") and intersected a wide interval of significant gold mineralization at the Capulin regional target
•Provided an exploration update at Island Gold, extending high-grade mineralization across the deposit including within recently defined hanging wall and footwall zones in proximity to existing underground infrastructure
•Completed an Impact Benefit Agreement and signing ceremony with Marcel Colomb First Nation for the Lynn Lake project in Manitoba, Canada
•Publication of Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2023 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 1.23 in the second quarter, down from 1.56 in the first quarter of 2023
•Lost time injury frequency rate1 ("LTIFR") of 0.09 in the second quarter, up from 0.00 in the first quarter of 2023
•Year-to-date TRIFR of 1.40 and LTIFR of 0.05

During the second quarter of 2023, the TRIFR decreased with 13 recordable injuries, four less than the prior quarter. One lost time injury was recorded in the quarter involving a hand injury to an exploration drilling contractor at Mulatos. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day
Environment
•Zero significant environmental incidents and zero reportable spills in the second quarter and year-to-date
•Detailed design works completed for the reclamation of the Cerro Pelon, El Victor and San Carlos open pits within the Mulatos District
•Completed site visits with Alamos’ Independent Tailings Review Board to Young-Davidson and Island Gold
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
•Completed an Impact Benefit Agreement and signing ceremony with Marcel Colomb First Nation for the Lynn Lake project, with the goal of providing long term socio-economic benefits to the community and collaboration on economic development, jobs, training and environmental stewardship of the project
•Held a ceremonial signing to celebrate the Definitive Agreement announced earlier in the year between Alamos and Batchewana First Nation for the Island Gold mine
In addition, ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Eye health, dental health, and sexual education campaigns with residents of Matarachi
•Various contributions within the Temiskaming and Algoma districts of Ontario, including donations to the Temiskaming Hospital Foundation, rejuvenation of the Elk Lake playground, funds to support the Matachewan community garden, and sponsorship of various local events
•Island Gold hosted its second 'Mining Showcase' event for high school students at École St. Joseph in Wawa
•Annual clean-up in Dubreuilville with participants from Island Gold, the township and local students
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Publication of Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities; the Company’s processes to identify, assess and manage climate-related risks; alignment to Task Force on Climate-related Financial Disclosure recommendations; and further details on Alamos’ 30% absolute greenhouse gas emission reduction target by 2030
•Publication of Alamos’ 2022 Report on conformance to the World Gold Council’s Responsible Gold Mining Principles and independent assurance report
•Publication of the annual report outlining payments to governments under Canada’s Extractive Sector Transparency Measures Act
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2023 Management’s Discussion and Analysis
2023 Business Developments

Acquisition of Manitou Gold
On May 23, 2023, the Company completed the acquisition of all of the issued and outstanding shares of Manitou Gold Inc. (“Manitou”) by way of a court-approved plan of arrangement (the “Transaction”). The acquisition consolidated Alamos’ existing ownership of Manitou shares and increased its regional land package around Island Gold with the addition of the Goudreau Property which totals 40,000 hectares (“ha”) adjacent to, and along strike from the Island Gold Mine. Alamos' land package around Island Gold has more than tripled to 55,277 ha, adding significant exploration potential across the relatively under explored Michipicoten Greenstone Belt. The Company issued $13.4 million in shares to complete the Transaction.
Filing of Base Shelf Prospectus
On May 31, 2023, the Company filed a base shelf prospectus (the “Base Shelf Prospectus”) with the Ontario Securities Commission, relying on the well-known seasoned issuer exemption, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10 (the “Registration Statement”). The Base Shelf Prospectus qualifies the issuance of up to US$500,000,000 (or the equivalent in other currencies) of Class A common shares, debt securities, warrants and subscription receipts (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada, and the Registration Statement registers the Securities for offers and sales in the United States using the multijurisdictional disclosure system. The Base Shelf Prospectus is effective for a period of 25 months. The Registration Statement, once it is declared effective by the SEC, will be effective for the remaining duration of the Base Shelf Prospectus.
The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of securities under the Base Shelf Prospectus.

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2023 Management’s Discussion and Analysis
Outlook and Strategy

2023 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000’s ounces)	185 - 200	120 - 135	175 - 185		480 - 520
Cost of sales, including amortization (in millions)(3)					$625
Cost of sales, including amortization ($ per ounce)(3)					$1,250
Total cash costs ($ per ounce)(1)	$900 - $950	$600 - $650	$900 - $950	—	$825- $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$950 - $1,000	$950 - $1,000	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$45 - $50	$10	—	$105 - $115
Growth capital(1)	$5 - $10	$165 - $185	$5 - $10	$12	$187 - $217
Total Sustaining and Growth Capital(1)	$55 - $65	$210 - $235	$15 - $20	$12	$292 - $332
Capitalized exploration(1)	$5	$11	$4	$5	$25
Total capital expenditures and capitalized exploration(1)	$60 - $70	$221 - $246	$19 - $24	$17	$317 - $357
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
With a record second quarter performance, the Company continues to successfully execute on this strategy on all fronts. Production increased to a new record of 136,000 ounces, exceeding second quarter guidance, while AISC decreased below the low end of full year guidance. This was driven by another strong quarter from the Mulatos District with La Yaqui Grande contributing to the highest production and mine-site free cash flow from the operation in more than 10 years. With the strong start to the year, the Company remains on track to achieve annual production and cost guidance.
Financially it was a record quarter on a number of fronts reflecting the strong operational performance and higher gold prices. The Company generated record quarterly revenues, cash flow from operations and free cash flow. The significant increase in free cash flow to $61.6 million was achieved while continuing to advance a variety of growth initiatives that are expected to support growing production, declining costs, and further free cash flow growth in the years ahead. This included substantial progress on the Phase 3+ Expansion at Island Gold. Construction of the hoist house is largely complete, the erection of the headframe is well underway, and shaft sinking is on track to begin in the fourth quarter of 2023.
After achieving a significant permitting milestone earlier this year at the Lynn Lake project with the receipt of a positive Decision Statement for the Federal Environmental Impact Statement (“EIS”), work on the updated Feasibility Study is nearing completion. The Company expects this to outline another attractive, low-cost, long-life growth project in Canada with significant exploration upside.
The Company continues to have broad based success adding value through its exploration programs. This includes extending high-grade mineralization beyond Mineral Reserves and Resources at Island Gold and PDA, demonstrating ongoing growth potential at both assets. This will be incorporated into a new development plan for PDA to be completed in the fourth quarter of 2023 which is expected to outline a significant mine life extension at the Mulatos District.
As outlined in the three-year production and operating guidance provided in January 2023, the Company expects higher production at significantly lower costs over the next three years. Refer to the Company’s January 12, 2023 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2023 guidance and three-year production, cost and capital outlook. Production is expected to range between 480,000 and 520,000 ounces in 2023, a 9% increase from 2022, and remain at similar levels in 2024 and 2025. Company-wide AISC is expected to decrease 4% in 2023 and 17% by 2025 to between $950 and $1,050 per ounce.
The Company is well positioned to achieve 2023 guidance with production through the first half of the year totaling 264,400 ounces and total cash costs and AISC both in-line with guidance. In the third quarter, production is expected to be between 120,000 and 130,000 ounces, at AISC near the upper end of the annual guidance range. Third quarter guidance reflects lower planned production from the Mulatos District with the end of mining in the main Mulatos pit and the return to guided grades and stacking rates at La Yaqui Grande.

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2023 Management’s Discussion and Analysis
Young-Davidson had another strong quarter with mining rates exceeding targeted rates, averaging 8,089 tpd in the second quarter and 8,050 tpd through the first half of the year. This contributed to first half production of 90,200 ounces and mine-site free cash flow of $51.7 million. With higher grades expected to drive stronger production in the second half of the year, Young-Davidson is on track to achieve full year production guidance and generate more than $100 million of mine-site free cash flow for the third consecutive year.
Island Gold produced 63,400 ounces in the first half of the year, and with higher mining and processing rates expected in the second half of the year, the operation is on track to meet full year guidance. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and an increase in mining rates toward the latter part of 2025 is expected to drive an increase in production and a reduction in costs. As demonstrated in the quarter and through the first half of the year, Island Gold continues to generate strong cash flow from operations allowing the operation to self-finance the majority of capital spending on the Phase 3+ Expansion.
Combined gold production from the Mulatos District (including La Yaqui Grande) increased to the highest level in more than 10 years in the second quarter to 60,300 ounces at total cash costs and mine-site AISC below annual guidance. Through the first half of the year, the operation produced 110,800 ounces, more than double the prior year, and generated $83.8 million of mine-site free cash flow driven by low-cost production growth from La Yaqui Grande. As previously guided, production is expected to decrease in the second half of the year reflecting the end of mining within the main Mulatos pit as well as the return to guided stacking rates and grades at La Yaqui Grande. Given the excellent start to the year, the Mulatos District remains well positioned to meet full year guidance.
Capital spending, including capitalized exploration, totaled $80.2 million in the second quarter and $164.0 million though the first half of the year, consistent with annual guidance of $317 million to $357 million. The majority of this spending in 2023 is expected at Island Gold with the ramp up of construction on the Phase 3+ Expansion. Capital spending at Island Gold is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
The global exploration budget for 2023 is consistent with spending in 2022. The Mulatos District accounts for the largest portion with an increased budget of $21 million, followed by $14 million at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake. The exploration focus in 2023 continues to follow up on a successful year in 2022, with Mineral Reserves increasing for the fourth consecutive year to 10.5 million ounces of gold, and grades increasing 3%.
The Company's liquidity position continues to strengthen with cash and cash equivalents increasing to $188.6 million at the end of the second quarter, while remaining debt free. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $688.6 million. As part of a balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects a further increase in free cash flow in 2026 with the completion of the Phase 3+ Expansion.

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2023 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gold production (ounces)	45,200	46,400	90,200	98,300
Gold sales (ounces)	43,570	46,662	89,246	98,187
Financial Review (in millions)
Operating Revenues	$86.3	$87.3	$172.6	$184.1
Cost of sales (1)	$59.3	$59.8	$121.2	$124.4
Earnings from operations	$25.9	$25.9	$49.9	$56.5
Cash provided by operating activities	$48.9	$43.9	$82.6	$89.8
Capital expenditures (sustaining) (2)	$11.1	$10.2	$24.3	$20.6
Capital expenditures (growth) (2)	$1.2	$1.6	$4.0	$12.9
Capital expenditures (capitalized exploration) (2)	$1.2	$1.3	$2.6	$2.3
Mine-site free cash flow (2)	$35.4	$30.8	$51.7	$54.0
Cost of sales, including amortization per ounce of gold sold (1)	$1,361	$1,282	$1,358	$1,267
Total cash costs per ounce of gold sold (2)	$955	$866	$948	$852
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,212	$1,087	$1,222	$1,064
Underground Operations
Tonnes of ore mined	736,078	742,516	1,457,005	1,478,820
Tonnes of ore mined per day	8,089	8,160	8,050	8,170
Average grade of gold (4)	2.14	2.24	2.18	2.30
Metres developed	2,238	3,097	4,933	6,344
Mill Operations
Tonnes of ore processed	696,718	705,014	1,398,672	1,442,742
Tonnes of ore processed per day	7,656	7,747	7,727	7,971
Average grade of gold (4)	2.13	2.25	2.18	2.32
Contained ounces milled	47,774	50,975	97,987	107,445
Average recovery rate	91%	91%	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 45,200 ounces of gold in the second quarter, consistent with the first quarter of 2023 and the prior year period. With production totaling 90,200 ounces through the first half of the year, and higher grades and throughput rates expected to drive stronger production in the second half of the year, Young-Davidson remains on track to achieve full year guidance.
Underground mining rates exceeded full year guidance, averaging 8,089 tpd in the second quarter. Grades mined averaged 2.14 g/t Au in the quarter, similar to the first quarter of 2023 and consistent with the low end of annual guidance. As previously guided, grades mined are expected to increase through the second half of the year.
Mill throughput averaged 7,656 tpd in the second quarter with grades processed averaging 2.13 g/t Au. Tonnes milled were lower than mined reflecting a scheduled liner change as well as unplanned downtime due to weather related power outages in the region. The mill has returned to targeted operating rates in July and is expected to average 8,000 tpd through the rest of the year. Mill recoveries averaged 91% in the quarter, in line with guidance and the prior year period.

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2023 Management’s Discussion and Analysis
Financial Review
Second quarter revenues of $86.3 million were 1% lower than the prior year period, reflecting less ounces sold, partially offset by a higher realized gold price. For the first half of the year, revenues of $172.6 million were 6% lower than the prior year, primarily driven by less ounces sold.
Cost of sales of $59.3 million in the second quarter were consistent with the prior year period. Underground unit mining costs were CAD $49 per tonne in the quarter, a 6% improvement from the first quarter of 2023, and consistent with the prior year period. Cost of sales of $121.2 million for the first half of the year were lower than the comparable period, primarily due to less ounces sold.
Total cash costs were $955 per ounce in the second quarter and $948 per ounce for the first half of the year. Mine-site AISC were $1,212 per ounce in the quarter and $1,222 per ounce for the first half of the year, both in-line with annual guidance. Total cash costs and mine-site AISC were above the prior year periods reflecting inflationary pressures as well as lower grades processed. Costs are expected to decrease in the second half of 2023 driven by higher grades mined and processed.
Capital expenditures in the quarter included $11.1 million of sustaining capital and $1.2 million of growth capital. In addition, $1.2 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration totaled $30.9 million for the first half of 2023, a 14% decrease from the prior year. Capital expenditures are expected to be higher in the second half of the year, and in line with annual guidance.
Young-Davidson continues to consistently generate strong free cash flow, including record mine-site free cash flow of $35.4 million in the second quarter, and $51.7 million in the first half of 2023. Mine-site free cash flow in the quarter benefited from the collection of a temporary build up of $8 million of sales tax receivables for Young-Davidson which were collected in April. Young-Davidson has generated over $100 million in mine-site free cash flow in each of the past two years. With the strong start to the year, the operation is on pace to generate similar free cash flow in 2023 and over the long-term, given its 15 year Mineral Reserve life.
                                        12

2023 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 55,277 ha. The mine began production in October 2007.
During the second quarter of 2023, the Company completed the acquisition of Manitou. The acquisition increases its regional land package around Island Gold with the addition of the Goudreau Property. This includes 40,000 ha adjacent to, and along strike, from the Island Gold Mine, adding significant exploration potential across the relatively under explored Michipicoten Greenstone Belt.
Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gold production (ounces)	30,500	37,300	63,400	61,800
Gold sales (ounces)	28,183	36,797	61,910	60,165
Financial Review (in millions)
Operating Revenues	$55.8	$68.8	$119.7	$112.5
Cost of sales (1)	$27.6	$32.0	$58.5	$56.2
Earnings from operations	$27.0	$34.8	$59.6	$53.7
Cash provided by operating activities	$50.2	$49.5	$86.7	$76.9
Capital expenditures (sustaining) (2)	$11.0	$9.5	$22.4	$17.3
Capital expenditures (growth) (2)	$40.7	$15.7	$83.9	$36.2
Capital expenditures (capitalized exploration) (2)	$3.0	$4.1	$5.4	$9.2
Mine-site free cash flow (2)	($4.5)	$20.2	($25.0)	$14.2
Cost of sales, including amortization per ounce of gold sold (1)	$979	$870	$945	$934
Total cash costs per ounce of gold sold (2)	$678	$590	$651	$650
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,072	$848	$1,016	$939
Underground Operations
Tonnes of ore mined	100,568	112,203	208,964	215,192
Tonnes of ore mined per day ("tpd")	1,105	1,233	1,154	1,189
Average grade of gold (4)	9.23	10.02	9.40	9.22
Metres developed	2,134	1,902	4,237	3,341
Mill Operations
Tonnes of ore processed	102,000	114,448	209,508	215,097
Tonnes of ore processed per day	1,121	1,258	1,158	1,118
Average grade of gold (4)	9.51	10.09	9.54	9.18
Contained ounces milled	31,180	37,132	64,262	63,459
Average recovery rate	97%	96%	97%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 30,500 ounces in the second quarter of 2023, an 18% decrease from the prior year period reflecting lower tonnes and grades processed. For the first six months of 2023, Island Gold produced 63,400 ounces, a 3% increase from the prior year period driven by higher grades mined and processed. With stronger mining and milling rates expected in the second half of the year, the operation remains on track to meet full year production guidance.
Underground mining rates averaged 1,105 tpd in the second quarter, lower than both annual guidance and the prior year period reflecting unplanned downtime due to smoke from wildfires in Northern Ontario as well as weather related power outages. Mining rates have returned to normal levels in July and are expected to average 1,200 tpd through the second half of the year. Grades mined averaged 9.23 g/t Au in the quarter, and 9.40 g/t Au through the first half of the year, both consistent with annual guidance.
Mill throughput averaged 1,121 tpd, lower than annual guidance and the prior year period, due to lower mining rates, downtime for maintenance on the fine ore bin, and the above noted weather related power outages. Milling rates have returned to guided
                                        13

2023 Management’s Discussion and Analysis
rates through July and are expected to average 1,200 tpd through the second half of the year. Mill recoveries averaged 97% in the quarter, slightly above the prior year period.
Financial Review
Island Gold generated revenues of $55.8 million in the second quarter, 19% lower than the prior year period, due to less ounces sold offset by a higher realized gold price. For the first six months of the year, revenues were $119.7 million, higher than the prior year as a result of more ounces sold and a higher realized gold price.
Cost of sales of $27.6 million in the second quarter were 14% lower than the prior year period, reflecting less tonnes processed. Cost of sales of $58.5 million for the first half of 2023 were higher than the comparable period, reflecting inflationary pressures on mining and processing costs.
Total cash costs of $678 per ounce and mine-site AISC of $1,072 per ounce in the second quarter were above the top end of annual guidance, primarily due to higher unit mining and processing costs resulting from lower tonnes processed. Through the first half of 2023, total cash costs of $651 per ounce were in-line with annual guidance while mine-site AISC of $1,016 per ounce were slightly above annual guidance. The Company expects mine-site AISC to decrease in the second half as throughput returns to guided levels.
Total capital expenditures were $54.7 million in the second quarter, including $3.0 million of capitalized exploration. Spending on the Phase 3+ Expansion continued through the second quarter with activities focused on shaft site infrastructure, including the hoist house and headframe. The construction of the hoist house is now substantially complete and shaft sinking scheduled to commence in the fourth quarter of 2023. Additionally, capital spending was focused on lateral development and other surface infrastructure. For the first six months of 2023, capital spending of $111.7 million, inclusive of capitalized exploration of $5.4 million, reflects the ramp up of construction activities on the Phase 3+ Expansion.
Mine-site free cash flow was negative $4.5 million in the second quarter and negative $25.0 million through the first half of the year given higher capital spending related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to self-finance the majority of the Phase 3+ Expansion capital over the next three years. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

                                        14

2023 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006, with La Yaqui Grande commencing operations in June 2022.
Mulatos District Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gold production (ounces)	60,300	20,200	110,800	42,700
Gold sales (ounces)	60,199	18,705	113,464	42,278
Financial Review (in millions)
Operating Revenues	$118.9	$35.1	$220.2	$79.1
Cost of sales (1)	$70.9	$60.1	$133.3	$106.8
Earnings (loss) from operations	$45.7	($27.8)	$82.3	($32.1)
Cash provided (used) by operating activities	$53.5	($8.7)	$96.0	($20.1)
Capital expenditures (sustaining) (2)	$1.3	$0.4	$3.6	$4.8
Capital expenditures (growth) (2)	$2.4	$20.7	$4.7	$42.3
Capital expenditures (capitalized exploration) (2)	$2.8	$0.2	$3.9	$0.2
Mine-site free cash flow (2)	$47.0	($30.0)	$83.8	($67.4)
Cost of sales, including amortization per ounce of gold sold (1)	$1,178	$3,213	$1,175	$2,526
Total cash costs per ounce of gold sold (2)	$847	$1,566	$843	$1,568
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$894	$1,636	$903	$1,717
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	996,117	343,884	2,029,060	496,818
Total waste mined - open pit (6)	5,603,937	6,260,883	11,434,752	12,142,114
Total tonnes mined - open pit	6,600,053	6,604,767	13,463,812	12,638,932
Waste-to-ore ratio (operating)	5.00	4.00	5.00	4.00
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,013,932	333,166	2,033,567	333,166
Average grade of gold processed (5)	1.52	1.57	1.54	1.57
Contained ounces stacked	49,552	16,777	100,474	16,777
Average recovery rate	87%	30%	81%	30%
Ore crushed per day (tonnes)	11,100	5,500	11,200	5,500
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,167,727	1,227,625	2,169,512	1,841,438
Total waste mined - open pit (6)	566,761	1,691,474	1,178,516	3,664,026
Total tonnes mined - open pit	1,734,488	2,919,099	3,348,027	5,505,464
Waste-to-ore ratio (operating)	0.49	1.38	0.54	1.45
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,417,645	1,526,771	2,646,721	3,268,254
Average grade of gold processed (5)	1.10	0.68	1.02	0.70
Contained ounces stacked	49,911	33,197	86,452	74,049
Average recovery rate	35%	46%	34%	51%
Ore crushed per day (tonnes)	15,600	16,800	14,600	18,100
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

                                        15

2023 Management’s Discussion and Analysis
Mulatos District Operational Review
The Mulatos District produced 60,300 ounces in the second quarter, 19% higher than the first quarter of 2023, and nearly 200% higher than the prior year period, reflecting low-cost production growth from La Yaqui Grande. For the first six months of 2023, the Mulatos District produced 110,800 ounces, including 81,400 ounces from La Yaqui Grande. As previously guided, production rates are expected to decrease in the second half of the year reflecting the depletion of the main Mulatos open pit, as well as a decrease in stacking rates and grades at La Yaqui Grande to levels consistent with full year guidance. Given the strong start to the year, the Mulatos District is well positioned to achieve full year guidance.
La Yaqui Grande Operational Review
La Yaqui Grande produced 43,000 ounces in the second quarter, a 12% increase from the first quarter of 2023. Mining and stacking rates were both consistent with the first quarter of 2023, and above full year guidance. Stacking rates exceeded design rates, averaging 11,100 tpd in the quarter. With the start of the rainy season in Mexico, stacking rates are expected to return to design rates of 10,000 tpd in the third quarter and on an ongoing basis. Grades stacked on the leach pad averaged 1.52 g/t Au, above annual guidance of 1.15 to 1.45 g/t Au due to positive grade reconciliation. Grades stacked are expected to decrease in the second half of the year to be consistent with full year guidance. The recovery rate was 87% in the quarter and 81% through the first half of the year, in line with annual guidance.
Mulatos Operational Review
Mulatos produced 17,300 ounces in the second quarter, an increase from the first quarter of 2023, reflecting higher stacking rates and grades stacked. Total crusher throughput averaged 15,600 tpd, with a total of 1,417,645 tonnes stacked at a grade of 1.10 g/t Au, including stockpiles. Mining activities are expected to decrease in the third quarter with mining in the El Salto portion of the pit to be completed in July. Stockpiles will continue to be stacked at declining rates into the fourth quarter. Recovery rates of 35% were similar to the first quarter and reflect higher levels of stockpiled ore stacked with longer leach cycles.
Financial Review (Mulatos District)
Revenues of $118.9 million in the second quarter were more than triple the prior year period reflecting the strong contribution from La Yaqui Grande which commenced operations in mid-2022. Similarly, revenues of $220.2 million through the first half of 2023, were higher than the prior year as a result of more ounces sold and a higher realized gold price.
Cost of sales of $70.9 million in the second quarter were higher than in the comparative period, driven by a full quarter of production from La Yaqui Grande. The comparative period was also impacted by an adjustment related to the Mulatos leach pad inventory totaling $22.3 million. For the first half of 2023, cost of sales of $133.3 million were higher than the comparable period for similarly noted reasons.
Total cash costs for the Mulatos District of $847 per ounce were below annual guidance, driven by higher grades mined from La Yaqui Grande. Mine-site AISC for the Mulatos District of $894 per ounce were also below annual guidance and down 45% from the prior year period. Total cash costs and mine-site AISC for the Mulatos District are expected to increase in the second half of the year, bringing full year costs in-line with annual guidance. This reflects the end of mining from El Salto in July and a decrease in grades and stacking rates at La Yaqui Grande to levels consistent with annual guidance.
Capital expenditures totaled $6.5 million in the second quarter, a significant decrease from the prior year period reflecting the completion of construction of La Yaqui Grande in June 2022. Second quarter capital expenditures included sustaining capital expenditures of $1.3 million, and capitalized exploration of $2.8 million. For the first half of the year, capital spending totaled $12.2 million, consistent with annual guidance.
The Mulatos District generated mine-site free cash flow of $47.0 million in the second quarter, a 28% increase from the first quarter of 2023 and the highest quarterly free cash flow in more than ten years. Through the first half of the year, the operation has generated $83.8 million of mine-site free cash flow with the strong performance driven by low-cost production growth from La Yaqui Grande. The Mulatos District is expected to continue generating strong ongoing free cash flow in the second half of the year, at lower quarterly levels reflecting the above noted lower grades at La Yaqui Grande. In addition, cash taxes of $3 to $5 million per quarter are expected in the second half of the year, resulting from the increased profitability of the operation.

                                        16

2023 Management’s Discussion and Analysis
Second Quarter 2023 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Construction continued to advance through the second quarter of 2023, with the focus on shaft site surface infrastructure, including the hoist installation and headframe erection. Shaft surface construction will continue through the remainder of the year, with shaft sinking commencing in the fourth quarter. Further details on progress to the end of the second quarter are summarized below:
•Completion of the 44kV powerline from the existing Island Gold Mine substation to the shaft area substation location
•Completed major mechanical components installation for Service & Production Hoists
•Completed over 90% of major buried services required to start shaft sinking
•Constructed crane runway pad and commenced erection of the headframe structural steel
•Lowered the Galloway into the shaft pre-sink to support sinking
•Assembly and installation of the pre-fabricated E-house building modules
•Paste plant detailed engineering was 50% complete; issuance of long lead time equipment procurement packages ongoing
•Mill expansion basic engineering was 50% complete, with overall engineering being 20% complete; issuance of long lead time equipment procurement packages ongoing
•Lateral development to support higher mining rates with the Phase 3+ Expansion remains ongoing
During the second quarter of 2023, the Company spent $40.7 million, related to the Phase 3+ Expansion and capital development. To the end of June, 36% of the total initial growth capital of $756 million has been spent and committed on the project. This includes progress as follows:

(in US$M) Growth capital (including indirects and contingency)	P3+ 2400 Study[1]	Spent to date	Committed to date	% of Spent & Committed
Shaft & Shaft Surface Complex	229	97	66	71%
Mill Expansion	76	2	1	4%
Paste Plant	52	1	1	4%
Power Upgrade	24	2	3	21%
Effluent Treatment Plant	16	—	—	—
General Indirect Costs	64	23	3	41%
Contingency	55	—
Total Growth Capital	$516	$125	$74	39%

Underground Equipment & Infrastructure	79	17	—	22%
Accelerated Capital Development	162	53	—	33%
Total Growth Capital (including Accelerated Spend)	$756	$195	$74	36%
1.Phase 3+ 2400 Study is as of January 2022. Phase 3+ capital estimate based on USD/CAD exchange $0.78:1. Spent and Committed to date based on average USD/CAD of $0.76:1 since the start of 2022.
Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between $165 and $185 million in 2023. Capital spending is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
                                        17

2023 Management’s Discussion and Analysis
Shaft site area - July 2023
                                        18

2023 Management’s Discussion and Analysis
Hoist house interior and drums - July 2023
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017, outlining average annual production of 143,000 ounces over a 10-year mine life at average mine-site AISC of $745 per ounce. The Company is in the final stages of completing an updated Feasibility Study, which is expected to be released in August 2023. The Company expects this to outline another attractive, low-cost, long-life growth project in Canada with significant exploration upside.
In March, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba. During the quarter the Company finalized an Impact Benefit Agreement and participated in a signing ceremony with Marcel Colomb First Nation, the most proximate First Nation to the project. The Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Ministry of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact overall Lynn Lake project timelines.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $2.7 million in the second quarter of 2023 on engineering to support the updated Feasibility Study.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit.
                                        19

2023 Management’s Discussion and Analysis
The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $0.3 million in the second quarter related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
Second Quarter 2023 Exploration Activities

Island Gold (Ontario, Canada)
A total of $14 million has been budgeted primarily for underground exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion Study, primarily through surface directional drilling. This exploration strategy has been successful in nearly tripling the Mineral Reserve and Resource base since 2017 to over five million ounces of gold. With an 18-year mine life, and with work on the expansion ramping up, the focus has shifted to a more cost-effective expanded underground drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.
The underground exploration drilling program has been expanded from 27,500 metres ("m") in 2022 to 45,000 m in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold.
A regional exploration program including 7,500 m of drilling is also budgeted in 2023. The focus will be on evaluating and advancing exploration targets outside the Island Gold Deposit on the 55,300 ha Island Gold property. A total of 3,630 m of surface regional drilling in 26 holes was completed in the second quarter. This drilling has focused on the Pine-Breccia target where visible gold has been intersected with assays pending (2,174 m in 22 holes), and at two early-stage targets (1,456 m in 4 holes).
A total of 16,943 m of underground exploration drilling was also completed in the second quarter in 66 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. In addition to underground exploration drilling, a total of 4,408 m of underground delineation drilling was completed in 22 holes, focused on infill drilling to convert Mineral Resources to Mineral Reserves. Through the first half of 2023, 95 holes totaling 23,835 m have been completed as part of the underground exploration program, and 45 holes totaling 7,827 m as part of the underground delineation drilling program. A total of 77 m of underground exploration drift development was also completed during the second quarter.
As announced in the June 15, 2023 press release, the 2023 program has been successful in further extending high-grade gold mineralization across the Island Gold Deposit. This included multiple significant high-grade intercepts within several recently defined hanging wall and footwall structures in proximity to existing underground infrastructure with previously reported highlights as follows:
•Island West: high-grade mineralization extended outside of Mineral Reserves and Resources within the main C-Zone. The C and E1E-Zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold.
◦146.33 g/t Au (37.19 g/t cut) over 2.20 m (580-473-22); and
◦38.92 g/t Au (38.92 g/t cut) over 2.10 m (790-479-16).
                                        20

2023 Management’s Discussion and Analysis
•Island West Hanging Wall Zones: high-grade gold mineralization intersected within sub-parallel zones in the hanging wall, and within a newly defined perpendicular structure, the “NS1” Zone. Multiple sub-parallel and perpendicular hanging wall zones have been defined over the past year in proximity of existing underground infrastructure and represent a significant opportunity to add near mine Mineral Reserves and Resources.
◦NS1 Zone
▪89.31 g/t Au (7.73 g/t cut) over 2.40 m (770-466-03);
▪25.57 g/t Au (5.68 g/t cut) over 2.50 m (770-466-07);
▪42.27 g/t Au (7.43 g/t cut) over 2.30 m (580-473-26);
▪16.06 g/t Au (6.95 g/t cut) over 2.80 m (770-466-02); and
▪14.50 g/t Au (10.08 g/t cut) over 3.10 m (580-473-25).
◦G1 Zone
▪60.03 g/t Au (25.70 g/t cut) over 2.50 m (790-479-13); and
▪11.13 g/t Au (6.82 g/t cut) over 2.20 m (850-471-01B).

•Island West Footwall Zones: high-grade gold mineralization intersected within newly defined sub-parallel structure the “DN” zone.
◦22.34 g/t Au (22.34 g/t cut) over 2.90 m (790-479-04).

•Island East: high-grade mineralization extended outside of Mineral Reserves and Resources in the main E1E-Zone.
◦104.48 g/t Au (50.76 g/t cut) over 3.10 m (840-608-49);
◦40.54 g/t Au (33.33 g/t cut) over 2.50 m (840-608-43); and
◦11.93 g/t Au (11.93 g/t cut) over 4.20 m (840-632-17).

•Island East Footwall Zones: high-grade gold mineralization intersected within sub-parallel zones in the footwall (NTH2, NTH3) in proximity to existing underground infrastructure.
◦NTH2 Zone
▪44.48 g/t Au (9.71 g/t cut) over 3.10 m (620-629-03); and
▪17.91 g/t Au (5.34 g/t cut) over 2.10 m (620-629-01).
◦NTH3 Zone
▪12.34 g/t Au (7.65 g/t cut) over 3.30 m (840-554-44);
▪16.86 g/t Au (11.40 g/t cut) over 2.30 m (840-554-60);
▪13.21 g/t Au (13.21 g/t cut) over 2.70 m (840-554-04); and
▪11.02 g/t Au (7.29 g/t cut) over 2.30 m (840-566-08).

Note: All reported drill widths are true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: C-zone @ 225 g/t Au; E1E Zone @ 185 g/t Au. B Zone @ 90 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au; E1D @ 80g/t Au; DN, NS1, NTH1, NTH2, NTH3 @ 35 g/t Au.
Total exploration expenditures during the second quarter were $4.2 million, of which $3.0 million was capitalized. In the first half of 2023, the Company incurred exploration expenditures of $7.0 million, of which $5.4 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $8 million has been budgeted for exploration at Young-Davidson in 2023, up from $5 million in 2022. The 2023 program includes 21,600 m of underground exploration drilling, and 400 m of underground exploration development to extend drill platforms on the 9220, 9270, and 9590-levels.
The focus of the underground exploration drilling program will be to expand Mineral Reserves and Resources in five target areas in proximity to existing underground infrastructure. This includes targeting additional gold mineralization within the syenite which hosts the majority of Mineral Reserves and Resources, as well as within the hanging wall and footwall of the deposit where higher grades have been previously intersected.
During the second quarter of 2023, two underground exploration drills completed 6,065 m in 14 holes from the 9220 West exploration drift. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. During the first half of 2023, a total of 11,696 m was completed in 27 holes.
In addition, 5,000 m of surface drilling is planned to test near-surface targets across the 5,900 ha Young-Davidson property. A total of 3,684 m of surface drilling in 16 holes was completed in the second quarter focused on the MCM-target area, immediately east and adjacent to the Young Davidson deposit.
                                        21

2023 Management’s Discussion and Analysis
A total of 87 m of underground exploration drift development was completed in the second quarter to extend drill platforms on the 9620 and 9220 levels.
Total exploration expenditures during the second quarter were $2.3 million of which $1.2 million was capitalized. For the first half of 2023, exploration spending totaled $4.1 million of which $2.6 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 ha with the majority of past exploration efforts focused around the Mulatos mine. For 2023, a total of $21 million has been budgeted for exploration, three times larger than the $7 million budget in 2022. This includes 35,000 m of surface exploration drilling focused on continuing to expand Mineral Reserves and Resources at PDA, a higher-grade underground deposit, adjacent to the main Mulatos pit. Additionally, the regional exploration budget has doubled to 34,000 m with the focus on several high priority targets including Refugio, Capulin, Halcon West, Carricito, Bajios, and Cerro Pelon West.

During the second quarter of 2023, exploration activities continued at PDA and the near-mine area with 17,581 m of drilling completed in 59 holes. Exploration drilling at PDA has been extremely successful with Mineral Reserves increasing 70% in 2022 to 728,000 ounces (4.7mt grading 4.84 g/t Au) with grades also increasing 4% as of the end of 2022. Ongoing exploration results will be incorporated into an updated development plan which is expected to be completed in the fourth quarter of 2023.

The regional program included 8,741 m of drilling completed in 33 drill holes. At the Capulin target, 4,293 m in nine drill holes was completed in the second quarter. Drilling also continued at Carricito with 748 m completed in seven holes. Drilling at the Cerro Pelon West target began in the second quarter with 2,431 m completed in ten drill holes.

As announced in the May 15, 2023 press release, drilling has been successful in further extending high-grade gold mineralization outside of Mineral Reserves and Resources at PDA. Additionally, gold mineralization was intersected over a wide interval at the Capulin target, located two kilometres east of the former San Carlos open pit. Previously reported highlights are as follows:

Puerto Del Aire (“PDA”)
•High-grade gold mineralization further extended beyond Mineral Reserves and Resources at PDA, supporting the potential for ongoing growth of the deposit which remains open in multiple directions. This follows a 71% increase in combined Mineral Reserves and Resources in 2022 to total 1.0 million ounces. All reported composite widths are estimated true width of the mineralized zones.
◦20.95 g/t Au (11.14 g/t cut) over 14.15 m (23MUL117);
◦8.33 g/t Au (8.33 g/t cut) over 18.00 m (23MUL119);
◦14.81 g/t Au (12.34 g/t cut) over 9.10 m (23MUL112);
◦16.19 g/t Au (7.63 g/t cut) over 7.75 m (23MUL108);
◦33.14 g/t Au (33.14 g/t cut) over 3.05 m, and 10.80 g/t Au (10.80 g/t cut) over 3.00 m (23MUL098); and
◦15.49 g/t Au (13.89 g/t cut) over 6.00 m (23MUL115).
Capulin Target
•Significant interval of oxide and sulphide gold mineralization intersected in a breccia along the Capulin Fault. Follow-up drilling is ongoing in this area to test the geometry and extent of the gold mineralization and the breccia unit.
◦2.01 g/t Au (2.01 g/t cut) over 82.45 m core length, including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35 m (23REF012).

During the second quarter, the Company incurred $5.1 million of exploration spending of which $2.8 million was capitalized. For the first half of 2023, the Company incurred $8.5 million of exploration spending of which $3.9 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $5 million has been budgeted for exploration at the Lynn Lake project in 2023. This includes 8,000 m of drilling focused on several advanced regional targets, expansion of Mineral Reserves and Resources in proximity to the Gordon deposit, as well as the targeting and evaluation of the Burnt Timber and Linkwood deposits. Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2022 and represent potential future upside. The other key area of focus for 2023 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,000 ha Lynn Lake property including the Tulune greenfields discovery and Maynard, Wedge, McVeigh, Gemmell and Jim.

During the second quarter of 2023, 3,458 m of drilling was completed in 16 holes at the Gemmell, Gordon, Jim and Tulune targets. Year-to-date, 7,979 m of drilling has been completed in 29 holes. Geological mapping and sampling is underway as part of the 2023 summer field season to continue development of a pipeline of drill-ready regional exploration targets in the highly prospective Lynn Lake greenstone belt.
Exploration spending totaled $2.9 million in the second quarter and $4.2 million year-to-date, all of which was capitalized.
                                        22

2023 Management’s Discussion and Analysis
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2023, the Company realized an average gold price of $1,978 per ounce, $2 per ounce above the London PM Fix price.
As at June 30, 2023, the Company had 50,250 ounces hedged for 2023 which ensure a minimum average realized gold price of $1,830 per ounce and a maximum average realized gold price of $2,200 per ounce, regardless of the movement in gold prices during the period. As well, the Company has 8,250 ounces hedged for the first quarter of 2024 which ensures a minimum average gold price of $1,900 per ounce and a maximum average realized gold price of $2,341 per ounce.
Foreign Exchange Rates

At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Canadian dollars and Mexican pesos. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2023, the Canadian dollar averaged approximately $1.34 CAD to $1 USD, compared to $1.28 CAD to $1 USD in the second quarter of 2022. The Mexican peso ("MXN") averaged 17.68 MXN to $1 USD in the second quarter of 2023 compared to 20.02 MXN to $1 USD in the second quarter of 2022.

The Company recorded a foreign exchange gain of $1.2 million in the second quarter related to the translation of the Company's net monetary assets and liabilities resulting from changes in period-end foreign exchange rates. The Canadian Dollar to US dollar strengthened by 2% compared to the past quarter, ending at $1.33 CAD to $1 USD at June 30, 2023. The Mexican peso strengthened 5% to 17.11 MXN to $1 USD at June 30, 2023.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $12.2 million in the second quarter and $16.4 million for the first half of 2023, on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense. The gain is non-cash and reflects the impact of the strengthening of Mexican peso and Canadian dollar compared to the 2022 year end foreign exchange rate.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $2.0 million during the second quarter and $2.6 million for the first half of 2023. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        23

2023 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Gold production (ounces)	136,000	103,900	264,400	202,800
Gold sales (ounces)	131,952	102,164	264,620	200,630
Operating Revenues	$261.0	$191.2	$512.5	$375.7
Cost of sales (1)	$157.8	$151.9	$313.0	$287.4
Earnings from operations	$88.6	$25.7	$163.6	$20.0
Earnings before income taxes	$92.1	$30.2	$164.3	$15.9
Net earnings (loss)	$75.1	$6.4	$123.5	($2.1)
Adjusted net earnings (2)	$59.3	$29.3	$104.7	$47.3
Earnings (loss) per share, basic and diluted	$0.19	$0.02	$0.31	($0.01)
Adjusted earnings per share, basic (2)	$0.15	$0.07	$0.27	$0.12
Total assets			$3,845.9	$3,585.8
Total non-current liabilities			781.6	729.7
Cash flow from operations	$141.8	$75.7	$236.1	$122.2
Dividends per share, declared and paid	0.025	0.025	0.05	0.05
Average realized gold price per ounce	$1,978	$1,871	$1,937	$1,873
Cost of sales per ounce of gold sold, including amortization (1)	$1,196	$1,487	$1,183	$1,432
Total cash costs per ounce of gold sold (2)	$847	$895	$834	$943
All-in sustaining costs per ounce of gold sold (2)	$1,112	$1,170	$1,144	$1,264
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense. Cost of sales per ounce for the three and six months ended June 30, 2022 include the inventory net realizable value adjustment of $22.3 million.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2023, the Company sold 131,952 ounces of gold for record revenues of $261.0 million. The 37% increase from the prior year period was driven by more ounces sold with the start of production at La Yaqui Grande in June 2022, as well as a higher realized gold price.
The average realized gold price in the second quarter was $1,978 per ounce, a 6% increase compared to $1,871 per ounce in the prior year period, and $2 per ounce above the London PM Fix price.
Cost of Sales
Cost of sales were $157.8 million in the second quarter, 4% higher than the prior year period.

Mining and Processing
Mining and processing costs were $109.2 million, 22% higher than the prior year period. The increase primarily reflects a full quarter of production at La Yaqui Grande, having only been in production for one month during the prior year period, as well as the impact of inflation on mining and processing costs across the operations. Inflationary pressures on costs have been in line with expectations. The impact of the stronger Mexican peso relative to the Company's guidance has been mitigated by the Company's hedge position on the Mexican peso.
Total cash costs of $847 per ounce and AISC of $1,112 per ounce were lower than the prior year period given the low-cost production growth from La Yaqui Grande.
Royalties
Royalty expense was $2.5 million in the quarter, higher than the prior year period of $2.2 million due to the higher average realized gold price.
Amortization
Amortization of $46.1 million in the quarter was higher than the prior year period due to a full quarter of production from La Yaqui Grande. Amortization of $349 per ounce was 8% lower than the prior year period, given lower amortization expense per ounce associated with La Yaqui Grande.
                                        24

2023 Management’s Discussion and Analysis
Earnings from Operations
The Company recognized earnings from operations of $88.6 million in the quarter, higher than the prior year period as a result of higher ounces sold and margin expansion. Earnings in the prior year period were also impacted by a non-cash net realizable value adjustment on the Mulatos heap leach inventory of $22.3 million.
Net Earnings
The Company reported net earnings of $75.1 million in the quarter, compared to $6.4 million in the prior year period. Adjusted earnings (1) in the second quarter were $59.3 million, or $0.15 per share, which included an adjustment for an unrealized foreign exchange gain recorded within deferred taxes and foreign exchange gains on net monetary assets and liabilities, resulting from the strengthening of the Canadian dollar and Mexican peso.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of Six Months Financial Results

Operating Revenue
For the first half of 2023, the Company sold 264,620 ounces of gold for revenues of $512.5 million, higher than the prior year period driven by the contribution from La Yaqui Grande, and a higher average realized gold price.
Cost of Sales
Year-to-date cost of sales were $313.0 million, an increase of 9% as compared to the prior year period.
Mining and Processing
Mining and processing costs increased to $215.6 million from $184.6 million in the prior year period. The increase primarily reflects six months of operations at La Yaqui Grande in the current year compared to one month in the prior year, and the impact of inflation on mining and processing costs across the Company's operations.
Total cash costs of $834 per ounce and AISC of $1,144 per ounce for the first six months were both lower than the prior year period, primarily reflecting the contribution of low cost production from La Yaqui Grande.
Royalties
Royalty expense was $5.0 million, an 11% increase compared to $4.5 million in the prior year period, due to more ounces sold.
Amortization
Amortization of $92.4 million was higher than the prior year period of $76.0 million, driven by more ounces sold. Amortization of $349 per ounce was lower than the prior year period due to the lower amortization per ounce charges at La Yaqui Grande.
Earnings from Operations
The Company recognized earnings from operations of $163.6 million, compared to $20.0 million in the prior year period, a significant improvement as a result of more ounces sold, and a higher average realized gold price, leading to margin expansion. In the prior year period the Company recorded a net realizable value adjustment on the Mulatos heap leach inventory of $22.3 million, as well as an impairment expense related to the sale of the Esperanza project of $38.2 million.
Net Earnings
The Company reported net earnings of $123.5 million for the first half of 2023 compared to a net loss of $2.1 million in the prior year period. Net loss in the prior year period included a net realizable value adjustment on the Mulatos heap leach inventory of $22.3 million, as well as an impairment expense related to the sale of the Esperanza project of $38.2 million. On an adjusted basis, earnings for the first half of 2023 were $104.7 million, or $0.27 per share, which included an adjustment for an unrealized foreign exchange gains recorded in deferred taxes of $16.4 million.
                                        25

2023 Management’s Discussion and Analysis
Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Exploration expense	($5.1)	($7.0)	($8.6)	($11.1)
Corporate and administrative expense	(7.0)	(6.2)	(13.7)	(12.3)
Share-based compensation expense	(2.5)	(0.4)	(13.6)	(6.7)
Finance expense	(0.7)	(1.3)	(2.1)	(2.5)
Foreign exchange gain	1.2	0.4	1.1	0.4
Other gain (loss)	3.0	5.4	1.7	(2.0)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense was lower than the prior year period, given timing of activity on regional programs at Young Davidson, Island Gold, and Mulatos District, which are expensed as incurred. The Company capitalizes near-mine exploration at its three operations and development projects.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were slightly higher than the prior year period due to higher personnel and travel costs.
Share-based compensation
Share-based compensation expense of $2.5 million in the second quarter was higher than the prior year period due to the change in the Company's share price in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. The same drivers resulted in share-based compensation expense of $13.6 million for the first half of 2023 being higher than the prior year period.
Finance expense
Finance expense primarily relates to standby fees on the credit facility and accretion of the decommissioning liability, offset by interest earned on cash and cash equivalents. Finance expense is lower than the prior year periods due to the Company earning more interest income due to rising interest rates on cash invested. This was offset by higher accretion charges on the decommissioning liability.
Foreign exchange gain
A foreign exchange gain of $1.2 million was recorded in the second quarter, compared to a foreign exchange gain of $0.4 million in the prior year period.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the second quarter, the Company realized a net gain of $2.0 million on settled foreign exchange contracts, which was applied against operating and capital costs. In addition, the outstanding foreign exchange contracts had a mark-to-market loss of $5.5 million, net of tax, which is recorded within other comprehensive loss. For the first half of 2023, the Company realized a net gain of $2.6 million on settled foreign exchange contracts, mainly related to the Mexican Peso.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain
Other gain in the second quarter of 2023 primarily related to an unrealized mark-to-market gain of $2.2 million on gold option contracts and the fair value adjustment of the Milestone payments related to the Esperanza project ("Esperanza Milestone Payments") of $0.6 million, offset by other minor one time charges. For the first half of 2023, other gain recognized of $1.7 million was primarily represented by an unrealized mark-to-market gain of $0.5 million on gold option contracts and a $1.2 million fair value adjustment related to the Esperanza Milestone Payments.
                                        26

2023 Management’s Discussion and Analysis
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the six months ended June 30, 2023, the Company recognized a current tax expense of $38.2 million and a deferred tax expense of $2.6 million, compared to a current tax expense of $1.0 million and deferred tax expense of $17.0 million for the same period of 2022. The significantly higher current tax expense in the current period was driven by higher profitability in Mexico, which included MXN peso denominated taxable foreign exchange gains. The Company paid cash taxes of $2.1 million during the first half of the year, related to Mexican mining taxes for the 2022 calendar year. The Company expects to commence payment of 2023 income tax installment payments in Mexico in the third quarter.
The deferred tax expense was driven by the use of tax pools compared to accounting depreciation in the period given strong operating earnings in both Canada and Mexico, partially offset by foreign exchange gains on the strengthening of the Mexican peso and Canadian dollar.

The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. Through 2023, both the Mexican Peso and Canadian dollar have been strengthening leading to a foreign exchange gain of $12.2 million in the second quarter ($12.9 million loss in the second quarter of 2022) and a $16.4 million gain ($7.1 million loss for the first half of 2022) for the first six months of 2023.
Financial Condition

	June 30, 2023	December 31, 2022
Current assets	$535.2	$441.0	Current assets increased compared to 2022, primarily driven by strong operating cash flow generated by the mine sites, offset by spending on the Phase 3+ Expansion at Island Gold. In addition, the Company paid $18.0 million in dividends during the first half of the year.
Long-term assets	3,310.7	3,233.2	Long-term assets were higher than the prior year end, primarily due to capital expenditures on the Phase 3+ Expansion at Island Gold, offset by amortization.
Total assets	$3,845.9	$3,674.2
Current liabilities	$212.1	$181.9	Current liabilities are higher than 2022, due to an increase in income tax payable in Mexico, and a higher share based payment liability due to the increase in the Company's share price.
Non-current liabilities	781.6	771.2	Non-current liabilities have remained consistent with the prior year-end, and consist of deferred taxes and decommissioning liabilities.
Total liabilities	$993.7	$953.1
Shareholders’ equity	$2,852.2	$2,721.1	The increase in Shareholders' equity was primarily driven by the earnings for the quarter.
Total liabilities and equity	$3,845.9	$3,674.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2023, the Company had cash and cash equivalents of $188.6 million and $19.7 million in equity securities, compared to $129.8 million and $18.6 million, respectively, at December 31, 2022. In addition, the Company has access to $500.0 million of liquidity available under its credit facility.
                                        27

2023 Management’s Discussion and Analysis
On May 31, 2023, the Company announced that it had filed a Base Shelf Prospectus and accompanying Registration Statement, which qualifies the issuance of up to US$500,000,000 Securities of the Company, or any combination thereof, and is effective for a period of 25 months. The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of securities.
In the opinion of management, the Company's liquidity position of $688.6 million at June 30, 2023, comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash flow provided by operating activities	$141.8	$75.7	$236.1	$122.2
Cash flow used in investing activities	(80.9)	(66.7)	(165.7)	(154.0)
Cash flow used in financing activities	(6.7)	(11.3)	(12.3)	(19.3)
Effect of foreign exchange rates on cash	0.6	(0.4)	0.7	0.1
Net increase (decrease) in cash	54.8	(2.7)	58.8	(51.0)
Cash and cash equivalents, beginning of period	133.8	124.2	129.8	172.5
Cash and cash equivalents, end of period	$188.6	$121.5	$188.6	$121.5
Cash flow provided by operating activities
In the second quarter of 2023, operating activities generated cash flow of $141.8 million compared to $75.7 million in the same period of 2022, representing an 87% increase, mainly due to higher revenues as a result of more ounces sold, and operating margin expansion. Cash flow provided by operations also benefited from collection of sales tax receivables in Canada that had temporarily accumulated in the first year. Cash flow provided by operations before working capital and taxes paid was a record $138.3 million in the second quarter compared to $85.3 million in the prior year period.
For the first half of 2023, operating activities generated $236.1 million compared to $122.2 million in the prior year period due to a 32% increase in ounces sold, and operating margin expansion.
Cash flow used in investing activities
In the second quarter of 2023, capital expenditures of $80.2 million, were higher than expenditures of $69.0 million in the second quarter of 2022. The increase was driven by higher spending related to the Phase 3+ expansion at Island Gold offset by lower spend at La Yaqui Grande given the completion of construction in mid-2022. For the first half of the year, the Company invested $164.0 million in capital expenditures, compared to $156.3 million in the prior year period.
Other investing activities in the quarter included the purchase of $0.6 million in shares in other public companies (three months ended June 30, 2022 - $2.7 million) as well as Manitou transaction costs of $0.2 million.
Cash flow used in financing activities
During the quarter, the Company declared a dividend of $0.025 per share, consistent with the second quarter of 2022, bringing the year-to-date dividends paid to $19.8 million. Of this amount, $18.0 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. The Company received proceeds from the exercise of stock options of $5.7 million during the first half of 2023.
Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2023, the Company is in compliance with the covenants.

                                        28

2023 Management’s Discussion and Analysis
Outstanding Share Data

July 25, 2023
Common shares	396,065,343
Stock options	3,289,592
Deferred share units	998,587
Performance share units	1,147,512
Restricted share units	2,783,171
404,284,205
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements for the three and six months ended June 30, 2023.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2023, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of June 30, 2023:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2023 [1]	Collars	50,250	$1,830	$2,200
2024	Collars	8,250	$1,900	$2,341
1.The Company also has 31,500 ounces of sold put options at an average price of $1,619 per ounce that mature in 2023.
The fair value of these contracts was an asset of $0.6 million as at June 30, 2023 (December 31, 2022 - asset of $0.1 million).
The Company realized a gain of nil and a loss of $0.1 million related to the settlement of option contracts which is recorded in operating revenues for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - realized gain of nil). The Company recorded an unrealized gain of $2.2 million and $0.5 million for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - unrealized gain of $6.9 million and $1.2 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at June 30, 2023, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:

                                        29

2023 Management’s Discussion and Analysis
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2023	Collars	270.0	1.30	1.36
2023	Bought Puts	6.0	1.36	—
2024	Collars	54.0	1.33	1.40
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2023	Collars	510.0	20.46	22.66
The fair value of these contracts was an asset of $5.9 million as at June 30, 2023 (December 31, 2022 - liability of $4.3 million).
For the three and six months ended June 30, 2023, the Company realized gains of $2.0 million and $2.6 million on the foreign currency contracts (for the three and six months ended June 30, 2022 - realized gains of $0.4 million and $1.0 million), which has been applied against operating and capital costs.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
The following fuel option contracts are outstanding as of June 30, 2023:

Period Covered	Contract type	Gallons subject to contract	Average purchase call option/gallon	Average sold put option/gallon
2023	Collars	756,000	$3.20	$2.92
2024	Collars	504,000	$2.55	$2.22
The fair value of these contracts was a liability of $0.2 million at June 30, 2023 (December 31, 2022 - nil).
For the for the three and six months ended June 30, 2023 the Company recorded a realized loss of nil related to the fuel contracts (three and six months ended June 30, 2022 - realized gains of $1.0 and $1.5 million).
Summary of Quarterly Financial and Operating Results

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Gold ounces produced	136,000	128,400	134,200	123,400	103,900	98,900	112,500	104,700
Gold ounces sold	131,952	132,668	133,164	122,780	102,164	98,466	112,966	110,488
Operating Revenues	$261.0	$251.5	$231.9	$213.6	$191.2	$184.5	$203.1	$198.0
Earnings (loss) from operations	$88.6	$75.0	$61.6	$29.9	$25.7	($5.7)	$49.8	$57.3
Net earnings (loss)	$75.1	$48.4	$40.6	($1.4)	$6.4	($8.5)	$29.5	$25.1
Earnings (loss) per share, basic	$0.19	$0.12	$0.10	$0.00	$0.02	($0.02)	$0.08	$0.06
Adjusted net earnings (1)	$59.3	$45.4	$33.7	$26.9	$29.3	$18.0	$36.7	$37.6
Adjusted earnings per share, basic (1)	$0.15	$0.12	$0.09	$0.07	$0.07	$0.05	$0.09	$0.10
Earnings before interest, taxes, depreciation and amortization (1)	$138.9	$119.9	$100.4	$96.4	$92.0	$62.9	$88.0	$100.0
Cash provided by operating activities	$141.8	$94.3	$102.3	$74.0	$75.7	$46.5	$88.1	$82.4
Average realized gold price	$1,978	$1,896	$1,741	$1,740	$1,871	$1,874	$1,798	$1,792
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Production and gold sales have consistently increased over the past four quarters, as the Company achieved commercial production at La Yaqui Grande in June 2022, and which has contributed low cost production growth. In the current quarter the Company has achieved record production of 136,000 ounces.
                                        30

2023 Management’s Discussion and Analysis
Earnings (loss) from operations and cash flow from operating activities have remained relatively strong since the third quarter of 2021, as a result of a higher gold price and lower operating costs, with the current quarter achieving record operating cash flow. Earnings from operations in the second quarter of 2023 benefited from record revenues, given strong production and the highest average realized gold price for the past eight quarters. In the second and third quarters of 2022, the Company recorded a non-cash net realizable adjustment on Mulatos heap leach inventory of $22.3 million ($14.7 million after tax) and $11.6 million ($7.7 million after tax), which negatively impacted earnings from operations in those periods. The loss from operations in the first quarter of 2022 was driven by the non-cash impairment expense of $38.2 million ($26.7 million after tax) on the sale of the Esperanza Project.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization ("EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings (loss) have been adjusted, including the associated tax impact, for the group of costs in “other (gain) loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings (loss).
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
                                        31

2023 Management’s Discussion and Analysis
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net earnings (loss)	$75.1	$6.4	$123.5	($2.1)
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	14.7	—	14.7
Impairment charge, net of taxes	—	—	—	26.7
Foreign exchange gain	(1.2)	(0.4)	(1.1)	(0.4)
Other (gain) loss	(3.0)	(5.4)	(1.7)	2.0
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(12.2)	12.9	(16.4)	7.1
Other income tax and mining tax adjustments	0.6	1.1	0.4	(0.7)
Adjusted net earnings	$59.3	$29.3	$104.7	$47.3
Adjusted earnings per share - basic	$0.15	$0.07	$0.27	$0.12
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash flow from operating activities	$141.8	$75.7	$236.1	$122.2
Add: Changes in working capital and taxes paid	(3.5)	9.6	29.4	34.0
Cash flow from operating activities before changes in working capital and taxes paid	$138.3	$85.3	$265.5	$156.2
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash flow from operating activities	$141.8	$75.7	$236.1	$122.2
Less: mineral property, plant and equipment expenditures	(80.2)	(69.0)	(164.0)	(156.3)
Company-wide free cash flow	$61.6	$6.7	$72.1	($34.1)

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to
                                        32

2023 Management’s Discussion and Analysis
provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Side Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$141.8	$75.7	$236.1	$122.2
Add: operating cash flow used by non-mine site activity	10.8	9.0	29.2	24.4
Cash flow from operating mine-sites	$152.6	$84.7	$265.3	$146.6

Mineral property, plant and equipment expenditure	$80.2	$69.0	$164.0	$156.3
Less: capital expenditures from development projects, and corporate	(5.5)	($5.3)	(9.2)	(10.5)

Capital expenditure and capital advances from mine-sites	$74.7	$63.7	$154.8	$145.8

Total mine-site free cash flow	$77.9	$21.0	$110.5	$0.8

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$48.9	$43.9	$82.6	$89.8
Mineral property, plant and equipment expenditure	(13.5)	(13.1)	(30.9)	(35.8)
Mine-site free cash flow	$35.4	$30.8	$51.7	$54.0

Island Gold Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$50.2	$49.5	$86.7	$76.9
Mineral property, plant and equipment expenditure	(54.7)	(29.3)	(111.7)	(62.7)
Mine-site free cash flow	($4.5)	$20.2	($25.0)	$14.2

Mulatos District Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions)
Cash flow from operating activities	$53.5	($8.7)	$96.0	($20.1)
Mineral property, plant and equipment expenditure	(6.5)	(21.3)	(12.2)	(47.3)
Mine-site free cash flow	$47.0	($30.0)	$83.8	($67.4)

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in
                                        33

2023 Management’s Discussion and Analysis
the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$109.2	$89.2	$215.6	$184.6
Royalties	2.5	2.2	5.0	4.5
Total cash costs	111.7	91.4	220.6	189.1
Gold ounces sold	131,952	102,164	264,620	200,630
Total cash costs per ounce	$847	$895	$834	$943

Total cash costs	$111.7	$91.4	$220.6	$189.1
Corporate and administrative (1)	7.0	6.2	13.7	12.3
Sustaining capital expenditures (2)	23.4	20.1	50.3	42.7
Share-based compensation	2.5	0.4	13.6	6.7
Sustaining exploration	0.5	0.6	1.2	1.3
Accretion of decommissioning liabilities	1.6	0.8	3.3	1.4
Total all-in sustaining costs	$146.7	$119.5	$302.7	$253.5
Gold ounces sold	131,952	102,164	264,620	200,630
All-in sustaining costs per ounce	$1,112	$1,170	$1,144	$1,264
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions)
Capital expenditures per cash flow statement	$80.2	$69.0	$164.0	$156.3
Less: non-sustaining capital expenditures at:
Young-Davidson	(2.4)	(2.9)	(6.6)	(15.2)
Island Gold	(43.7)	(19.8)	(89.3)	(45.4)
Mulatos District	(5.2)	(20.9)	(8.6)	(42.5)
Corporate and other	(5.5)	(5.3)	(9.2)	(10.5)
Sustaining capital expenditures	$23.4	$20.1	$50.3	$42.7
                                        34

2023 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$40.4	$39.1	$82.0	$80.8
Royalties	1.2	1.3	2.6	2.9
Total cash costs	$41.6	$40.4	$84.6	$83.7
Gold ounces sold	43,570	46,662	89,246	98,187
Total cash costs per ounce	$955	$866	$948	$852

Total cash costs	$41.6	$40.4	$84.6	$83.7
Sustaining capital expenditures	11.1	10.2	24.3	20.6
Accretion of decommissioning liabilities	0.1	0.1	0.2	0.2
Total all-in sustaining costs	$52.8	$50.7	$109.1	$104.5
Gold ounces sold	43,570	46,662	89,246	98,187
Mine-site all-in sustaining costs per ounce	$1,212	$1,087	$1,222	$1,064

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$18.5	$21.0	$39.1	$37.9
Royalties	0.6	0.7	1.2	1.2
Total cash costs	$19.1	$21.7	$40.3	$39.1
Gold ounces sold	28,183	36,797	61,910	60,165
Total cash costs per ounce	$678	$590	$651	$650

Total cash costs	$19.1	$21.7	$40.3	$39.1
Sustaining capital expenditures	11.0	9.5	22.4	17.3
Accretion of decommissioning liabilities	0.1	—	0.2	0.1
Total all-in sustaining costs	$30.2	$31.2	$62.9	$56.5
Gold ounces sold	28,183	36,797	61,910	60,165
Mine-site all-in sustaining costs per ounce	$1,072	$848	$1,016	$939

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$50.3	$29.1	$94.5	$65.9
Royalties	0.7	0.2	1.2	0.4
Total cash costs	$51.0	$29.3	$95.7	$66.3
Gold ounces sold	60,199	18,705	113,464	42,278
Total cash costs per ounce	$847	$1,566	$843	$1,568

Total cash costs	$51.0	$29.3	$95.7	$66.3
Sustaining capital expenditures	1.3	0.4	3.6	4.8
Sustaining exploration	0.1	0.2	0.3	0.4
Accretion of decommissioning liabilities	1.4	0.7	2.9	1.1
Total all-in sustaining costs	$53.8	$30.6	$102.5	$72.6
Gold ounces sold	60,199	18,705	113,464	42,278
Mine-site all-in sustaining costs per ounce	$894	$1,636	$903	$1,717

                                        35

2023 Management’s Discussion and Analysis
EBITDA
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net earnings (loss)	$75.1	$6.4	$123.5	($2.1)
Add back:
Inventory net realizable value adjustment	—	22.3	—	22.3
Impairment charge	—	—	—	38.2
Finance expense	0.7	1.3	2.1	2.5
Amortization	46.1	38.2	92.4	76.0
Deferred income tax expense	2.2	23.5	2.6	17.0
Current income tax expense	14.8	0.3	38.2	1.0
EBITDA	$138.9	$92.0	$258.8	$154.9
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2023 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2022.

Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2023 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2022, with the exception of those listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2023.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2023. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2023.

                                        36

2023 Management’s Discussion and Analysis
Changes in Internal Control over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting that occurred during the period ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2023 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at June 30, 2023.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
                                        37

2023 Management’s Discussion and Analysis
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this MD&A. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, and future fluctuations in the Company’s effective tax rate; achieving 2023 annual guidance; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; the intended release of an updated Feasibility Study for the Lynn Lake project and timing related thereto; and the expectation that it will outline another attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; the effect of court and administrative proceedings in Manitoba on project timelines for the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; gold prices; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; management’s opinion that the Company’s liquidity position is sufficient to support the Company’s normal operating requirements and capital commitments on an ongoing basis as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing effects and potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake Gold Project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, completing an updated Feasibility Study, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory
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2023 Management’s Discussion and Analysis
authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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